CUSIP No. 262432-10-7

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

DRYCLEAN USA, Inc.

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

262432-10-7

(CUSIP Number)

Lloyd Frank, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 23, 2008

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 262432-10-7

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael S. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	100
	8.	Shared Voting Power	4,520,954 (1)
	9.	Sole Dispositive Power	2,059,597
	10.	Shared Dispositive Power	0

Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,054

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 64.3%

Type of Reporting Person (See Instructions) IN

____________________________

(1) Includes 2,019,097 of the shares owned by the Reporting Person and 2,501,857 of the shares owned by others that are subject to an Amended and Restated Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.

CUSIP No. 262432-10-7

This Amendment No. 6 (“Amendment No. 6”) amends in its entirety Items 4 and 7 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005 and Amendment No. 5 filed on May 2, 2008 by Michael S. Steiner (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of DRYCLEAN USA, Inc. (the “Issuer” or the “Company”). The Original Statement, as amended by Amendments Nos. 1, 2, 3, 4 and 5 and this Amendment No. 6, is referred to collectively as this “Statement.”

Item 4	Purpose of Transaction

On December 23, 2008, the Reporting Person, on behalf of himself and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust (see Item 5 of this Statement) (the “Steiner Family”), presented to the Company’s Board of Directors a proposal to acquire all of the outstanding shares of Common Stock of the Company not currently owned by the Steiner Family (the “Public Shares”) in a transaction presently intended to be structured as a cash merger in which each holder of Public Shares would receive $0.85 per share, or an aggregate of approximately $2.55 million, based on the number of Public Shares outstanding.

Consummation of the acquisition is subject, among other things, to (i) entering into a definitive agreement with the Company with respect to the transaction, (ii) approval of the transaction by a special committee of the Company’s Board of Directors (the “Special Committee”) and the Company’s Board of Directors, (iii) receipt of satisfactory financing for the transaction and (iv) receipt of a fairness opinion from a financial advisor to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the holders of Public Shares.

The proposed transactions would, if and when consummated, result in the Company’s Common Stock ceasing to be authorized for listing on the New York Stock Exchange Alternext market, formerly the American Stock Exchange, and becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Except as described above, neither Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 262432-10-7

Item 7	Material to be Filed as Exhibits

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (6)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed herewith.

CUSIP No. 262432-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008

/s/ Michael S. Steiner
Michael S. Steiner

CUSIP No. 262432-10-7

EXHIBIT INDEX

Item 7	Material to be Filed as Exhibits

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., Michael S. Steiner and William K. Steiner. (5)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of Michael S. Steiner and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (6)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed herewith.

CUSIP No. 262432-10-7

Exhibit 5(a)

December 23, 2008

Board of Directors of Dryclean USA, Inc.

290 NE 68th Street

Miami, FL 33138

Gentlemen:

I am pleased to extend a proposal, on behalf of myself and William K. Steiner and Sheila S. Steiner, trustees of the William K. Steiner Revocable Trust (the “Steiner Family”), to acquire all of the outstanding shares of Common Stock of Dryclean USA, Inc. (the “Company”) not currently owned by the Steiner Family (the “Public Shares”). It is presently intended that the transaction would be structured as a cash merger in which each holder of Public Shares would receive $0.85 per share, or an aggregate of approximately $2.55 million, based on the number of Public Shares outstanding.

Consummation of the acquisition would be subject, among other things, to (i) entering into a definitive agreement with the Company with respect to the transaction, (ii) approval of the transaction by a special committee of the Company’s Board of Directors (the “Special Committee”) and the Company’s Board of Directors, (iii) receipt of satisfactory financing for the transaction and (iv) receipt of a fairness opinion from a financial advisor to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the holders of Public Shares.

We believe that our proposal is beneficial to both the Company and its public shareholders and is a fair one to the public shareholders. The proposed acquisition price of $0.85 represents a significant premium over today’s closing price on the New York Stock Exchange Alternext Market of $0.75.

We look forward to working with you and the advisors to the Special Committee to complete this transaction and hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

Sincerely,

/s/ Michael S. Steiner

Michael S. Steiner